2


                   KAUAI ELECTRIC DIVISION
        4463 PAHEE STREET * LIHUE, HAWAII  96766-2032

                         May 7, 1992


The Lihue Plantation Company, Limited
2970 Kele Street
Lihue, Kauai, Hawaii  96766

Re:    Amended  and  Restated Power Purchase  Agreement  dated
       June 15, 1992 (the "Agreement") -  1996 Grinding Season

Gentlemen:
This letter sets forth the agreement of the parties with respect to the 1996 "Grinding Season" contemplated in Paragraph 4.c) of the Agreement. We have agreed as follows:
     1. 1996 Grinding Season: The 1996 Grinding Season shall last for at least 37 weeks and will be broken down into separate periods as follows:

        Period 1 --  1/4/96 through 2/20/96 (48 days = 1,152 hrs.)
        Period 2 --  5/14/96 through 5/26/96 (13 days = 312 hrs.)
                     11/5/96 through 12/10/96 (36 days = 864 hrs.)
        Period 3 --  5/27/96 through 11/4/96  (162 days = 3,888 hrs.)
           Total --  37 weeks  (259 days = 6,216 hrs.)

     2. Period 1 Energy Rates: During Period 1, there will be no changes to the rates specified in the Agreement.

     3.        Period 2 Energy Rates:   It is agreed that during
Period 2, the rates specified in Paragraph 4 of the Agreement for all energy delivered to Citizens by Lihue shall be applied as follows:

             a) During the entirety of Period 2, Citizens will purchase not less than 11,764,000 KWH from Lihue and agrees to exercise reasonable efforts to dispatch 1,500 KW at the rate provided in subparagraph 4.f) 1. of the Agreement (the "Grind 1 Rate") provided, however, that during those periods when the 1,500 KW dispatch exceeds levels that Citizens would normally economically dispatch from Lihue, then Lihue agrees to pay to Citizens a sum equal to the difference between the cost of such energy at the Grind 1 Rate and the cost of such economic dispatch.

             b) Citizens reserves the right in its sole discretion at any time during Period 2 to dispatch energy from Lihue at a rate in excess of the 1,500 KW dispatch up to 14,000 KW provided further, that all such energy shall be dispatched at the Grind 1 Rate until 40,000,000 KWH has been dispatched during the 1996 Grinding Season at the Grind 1 Rate (including any energy previously dispatched during the 1996 Grinding Season at the Grind 1 Rate); energy dispatched in excess of the first 40,000,000 KWH shall be at the rate provided in subparagraph 4.f) 2. of the Agreement (the "Grind 2 Rate").

             c) Citizens will make reasonable efforts to accept all energy which Lihue may deliver from time to time in excess of Citizens' economic dispatch requirements and which exceeds 1,500 KW, provided, however, that all such energy delivered by Lihue shall be at the rate provided in subparagraph 4.i) of the Agreement (the "Surplus Rate").

             d) Notwithstanding anything to the contrary contained in this Paragraph 2, Citizens shall have the sole and absolute right to dispatch the full KVAR output up to the equipment capability of the Lihue power plant.

             e) During Period 2, if upon 24 hours notice, Lihue requests off-season energy rates, due to weather (rain out) pursuant to paragraph 4.c) Grinding Season, then KE will not be required to pay the "park rate" portion ($142.70/hr. / kw) of the off-season energy rates to Lihue.

             f) A minimum of six hours notice from Lihue to Citizens will be required before Lihue's return to service after a rain out. Kwh deliveries to Citizens before the time of return to service will be at the surplus rate as defined in subparagraph 4.i) of the Agreement. A delay in Lihue's return to service will be applied to power outages, in accordance with Liquidated Damages, paragraph 18 of the Agreement.


     4.      Period 3 Energy Rates:   It is agreed that during
Period 3, the rates specified in Paragraph 4 of the Agreement for all energy delivered to Citizens by Lihue shall be applied as follows:

                a) During Period 3, Citizens will purchase not less than 25,019,305 KWH of energy delivered by Lihue which energy shall be available for hourly dispatch by Citizens at any KW level between 0 KW and 14,000 KW. Notwithstanding anything to the contrary contained in this Paragraph 4, Citizens shall have the sole and absolute right to dispatch the full KVAR output up to the equipment capability of the Lihue power plant.

                b) The rate for the first 40,000,000 KWH dispatched by Citizens and delivered to Citizens by Lihue
(including any energy previously dispatched during the 1996 Grinding Season at the Grind 1 Rate) shall be the Grind 1 Rate. All energy dispatched by Citizens in excess of the first 40,000,000 KWH shall be at the Grind 2 Rate.

                c) Citizens will make reasonable efforts to accept all energy which Lihue may deliver from time to time in excess of Citizens' economic dispatch requirements provided, however, that all such energy be delivered by Lihue shall be at Surplus Rate.

                 d) Notwithstanding the provisions of subparagraph 4.d) of the Agreement to the contrary, Citizens dispatch shall not consider any energy delivered by Lihue at the Surplus Rate (surplus energy) in the determination of Lihue's dispatch level.

                e) During Period 3, if upon 24 hours notice, Lihue requests off-season energy rates, due to weather (rain out) pursuant to paragraph 4.c) Grinding Season, then KE will not be required to pay the "park rate" portion ($142.70/hr / kw) of the off-season energy rate to Lihue.

                f) A minimum of six hours notice from Lihue to Citizens will be required before Lihue's return to service after a rain out. Kwh deliveries to Citizens before the time of return to service will be at the surplus rate as defined in subparagraph 4.i) of the Agreement. A delay in Lihue's return to service will be applied to power outages, in accordance with Liquidated Damages, paragraph 18 of the Agreement.

     5. Citizens' Costs: Lihue agrees to reimburse Citizens for all costs incurred in making changes to its billing practices to accommodate the rate schedule set forth above at the rate of $35.00 per man-hour provided that such costs  shall  not  exceed the sum of $5,000.00  for  the  1996
Grinding Season.

     6. Term: The term of this letter agreement shall expire at the end of the 1996 Grinding Season provided, however, that either party may terminate this letter agreement on seven (7) days written notice to the other. In the case of early termination, the Grinding Season shall be deemed to run for a period of 37 weeks (from January 4 through February 20, 1996 and from May 14 through December 10, 1996) and all other terms of the Agreement shall apply except that the requirement that Citizen purchase 40,000,000 KWH of energy at Grinding Season rates as provided in subparagraph 4.e) of the Agreement shall be prorated by taking the number of hours remaining in the Grinding Season and dividing by 6,216 hours.

     7. Effectiveness of Agreement: During the effective term of this letter agreement, all other terms of the Agreement other than those specifically modified herein shall remain in full force and effect including without limitation, the provisions regarding maintenance and liquidated damages.

     8. PUC Approval: This letter is subject to any PUC approvals that may be required.

If the foregoing is in accordance with the terms of our agreement, please execute this letter in the space provided below.

                              Very truly yours,

                              Citizens Utilities Company


                              By___________________________

                              Its__________________________

Agreed and Accepted
this 13th Day of May, 1996

The Lihue Plantation Company, Limited

By___________________________

Its__________________________